Afya Announces Changes to its Board of Directors

Belo Horizonte, Brazil, December 17, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that Mrs.
Maria Tereza Azevedo notified the Company of her intent to resign as a member of the Board of Directors of the Company, effective as of December 31, 2025. Afya thanks Maria Tereza for her dedication and meaningful contributions to the Board and wishes her continued success in her future endeavors.

Afya’s Board of Directors is composed of two co-chairmen - one representing Bertelsmann SE&Co. KGaA, and one representing the Esteves family -, one more member of the Esteves family, two more members of Bertelsmann SE&Co. KGaA, and four independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making:

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited ir@afya.com.br